SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  27)*

UMH PROPERTIES, INC.

Formerly United Mobile Homes, Inc.

 (Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

903002103

(CUSIP Number)

Eugene W. Landy, Esq.

Juniper Business Plaza,  Suite 3-C

3499 Route 9 North

Freehold, New Jersey  07728

732-577-9997

(Name, address and telephone number of Person Authorized To Receive Notices and Communications)

 January 30, 2009

(Date of Event Which Requires Filing this Statement)

ANNUAL REPORT --  NO MATERIAL CHANGE

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:          [        ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be needed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903002103

1.

Name of Reporting Person, S.S. or I.R.S. Identification No. of Reporting Person:

Eugene W. Landy

S.S. ####-##-####

2.

Check appropriate box if member of a group:

a)

[ X  ]

b)

[      ]

3.

SEC Use Only

4.

Source of Funds:

PF

5.

Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or

2(e):

6.

Citizen or Place of Organization:  Citizen of U.S.A.

Number of Shares Beneficially Owned by Reporting Person

Number of Shares Beneficially Owned by Reporting Person	7.	Sole Voting Power	693,428.095
	8.	Shared Voting Power	431,757.523
	9.	Sole Dispositive Power	693,428.095
	10.	Shared Dispositive Power	431,757.523

11.

Aggregate Amount Beneficially Owned by Reporting Person:

1,125,185.618 shares

12.

Check if the Aggregate Amount in Row (11) excludes Certain Shares:

[   X   ]

CUSIP No. 903002103

13.

Percent of Class Represented by Amount in Row (11):  10.20%

14.

Type of Reporting Person:  IN

ITEM 1.

SECURITY AND ISSUER

Common Stock issued by UMH Properties, Inc. (formerly United Mobile Homes, Inc.), Juniper Business Plaza, Suite 3-C, 3499 Route 9 North, Freehold, New Jersey 07728.

ITEM 2.

IDENTITY AND BACKGROUND

(a)

The person filing this statement is Eugene W. Landy.

(b)

Mr. Landy’s business address is Juniper Business Plaza, Suite 3-C,

Route 9 North,  Freehold, New Jersey 07728.

(c)

Mr. Landy’s present principal occupation is an attorney;

President of Monmouth Real Estate Investment Corporation (formerly Monmouth Real Estate Investment Trust); and Chairman of the Board of UMH Properties, Inc. (formerly United Mobile Homes, Inc.).

(d)

Mr. Landy has not been convicted in a criminal proceeding during the past five years.

(e)

Mr. Landy, has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state security laws or finding any violations with respect to such laws.

(f)

Mr. Landy is a United States citizen.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Answers to this Item 3 for Mr. Landy are set forth above.

CUSIP No. 903002103

ITEM 4.

PURPOSE OF TRANSACTION

Common Stock of UMH Properties, Inc. (formerly United Mobile Homes, Inc. was acquired for investment purposes.  The acquisition involves no change of control of UMH Properties, Inc. (formerly United Mobile Homes, Inc.).  Eugene W. Landy is Chairman of the Board, Director and Founder.  Therefore, Item 4 is somewhat inapplicable.  Mr. Landy has no plans for the following:

(a)

The acquisition by any person or additional securities of the issuer,

or the disposition of securities of the issuer; except that purchases of

UMH Properties, Inc. (formerly United Mobile Homes, Inc.) common stock may be made under the UMH Properties, Inc. (formerly United Mobile Homes, Inc.) Dividend Reinvestment and Stock Purchase Plan;

(b)

the extraordinary corporate transaction, such as a merger, reorgani-

zation or liquidation, involving the issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)

any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the issuer:

(f)

any other material change in the issuer’s business or corporate structure;

(g)

changes in the issuer’s charter, by-laws or instruments cor-

responding thereto or other actions which may impede the acquisition or control of the issuer by any person;

(h)

causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)

a class of equity securities of the issuer becoming eligible for termination or registration; or

CUSIP No. 903002103

(j)

any action similar to any of those enumerated above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)

As of the close of business on January 30, 2009, the following table lists the aggregate number of shares and the percentage of the shares of common stock owned:

Name	Aggregate Number of Shares Owned	Percentage of Shares Owned

Eugene W. Landy	572,716.91	5.19
Gloria Landy	120,711.185	1.09
Landy Investments	172,607.725	1.56
Landy & Landy Employees’ Profit Sharing Plan	65,912.51	0.61
Landy & Landy Employees’ Pension Plan	57,561.288	0.52
Eugene W. and Gloria Landy Family Foundation	75,000	0.69
Eugene W. Landy Charitable Lead Annuity Trust	50,000	0.45
Windsor Industrial Park Associates	5,000	0.04
Juniper Plaza Associates	5,676	0.05

Total:	1,125,185.618*	10.20

______________________________

*Excludes shares held by Mr. Landy’s adult children in which he disclaims any beneficial interest.

(b)

The information required by this sub-paragraph is contained in the responses to ITEMS 7-10 of the second part of the cover page hereto,

which items are hereby incorporated by reference.

(c)

The following transactions were effected by Mr. Landy with

respect to the Common Stock of UMH Properties, Inc. (formerly

United Mobile Homes, Inc. during the past 60 days:

CUSIP No. 903002103

Name	Date	Amount of Shares	Character of Transaction	Price Per Share
Eugene W. Landy	12/5/2008	900	Open Market Purchase	$5.30
Eugene W. Landy	12/5/2008	100	Open Market Purchase	$5.25
Eugene W. Landy	12/5/2008	300	Open Market Purchase	$5.50
Eugene W. Landy	12/5/2008	700	Open Market Purchase	$5.45
Eugene W. Landy	12/10/2008	7,300	(1)	$5.95
Landy & Landy Employees’ Profit Sharing Plan	12/10/2008	7,300	(2)	$5.95
Eugene W. Landy	12/15/2008	10,139.67	(3)	$5.75
Gloria Landy	12/15/2008	3,488.03	(4)	$5.75
Eugene W. Landy	12/24/2008	600	Open Market Purchase	$5.17
Eugene W. Landy	12/24/2008	200	Open Market Purchase	$5.19
Eugene W. Landy	12/24/2008	2,059	Open Market Purchase	$5.20
Eugene W. Landy	12/24/2008	900	Open Market Purchase	$5.23
Eugene W. Landy	12/24/2008	1,200	Open Market Purchase	$5.25
Eugene W. Landy	12/24/2008	1,041	Open Market Purchase	$5.30
Eugene W. Landy	12/26/2008	1,600	Open Market Purchase	$5.35
Eugene W. Landy	12/26/2008	1,100	Open Market Purchase	$5.40
Eugene W. Landy	12/26/2008	1,300	Open Market Purchase	$5.45

(1)

Eugene W. Landy acquired 7,300 shares from the Landy & Landy Employees’ Profit Sharing Plan, representing retirement distribution to Eugene W. Landy.

(2)

The Landy & Landy Employees’ Profit  Sharing Plan disposed 7,300 shares, representing retirement distribution to Eugene W. Landy.

(3)

Shares acquired pursuant to the UMH Properties, Inc. Dividend Reinvestment and Stock Purchase Plan.

(4)

Shares acquired pursuant to the UMH Properties, Inc. Dividend Reinvestment and Stock Purchase Plan.

(d)

This item is not applicable.

(e)

The reporting person has not ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 903002103

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE

ISSUER

There are no contracts, arrangements, understandings or relation-

ships (legal or otherwise) between the person named in ITEM 2 hereof or between such person and any person with respect to any securities of

UMH Properties, Inc. (formerly United Mobile Homes, Inc.).

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 30, 2009

/S/ Eugene W. Landy
Eugene W. Landy
Chairman of the Board